

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

Via E-mail

Gary Simon, Esq.
Hughes Hubbard & Reed LLP
One Battery Park Plaza, 12th Floor
New York, NY 10004

> **Re:** **Broadway Financial Corporation**
> **PRRN14A Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 15, 2020 by The Capital Corps, LLC et al.**
> **File No. 001-39043**
>
> **Amendment No. 5 to Schedule 13D**
> **Filed May 29, 2020 by The Capital Corps, LLC et al.**
> **File No. 005-46823**

Dear Mr. Simon:

We have reviewed the above-captioned filings and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to prior comment 8 indicating that you have added disclosure regarding the lawsuit against Broadway Financial. However, no such disclosure has been included. Please revise to discuss these proceedings in accordance with Instruction 4 to Item 103 of Regulation S-K.

Proposal #2, page 5

2. You state on page 6 that stockholders who return the gold card will not be able to vote for any of the Company's nominees, and accordingly "would only be voting for one of the two director seats." Please correct the quoted language given that such representation is only true if a stockholder votes "for" your nominee.

Voting Procedures, page 7

3. Refer to the third paragraph under Voting Procedures. Correct this disclosure to remove the implication that stockholders may "abstain" from voting in the director election proposal. Additionally, correct the reference to any votes being "withheld" with respect to proposals 3, 4, and 5. Please ensure that the preliminary proxy statement and proxy card include accurate

disclosure as to which proposals stockholders may abstain, withhold, or vote "for" or "against."

4. Please rectify the representation on page 4 that broker non-votes will not count for purposes of calculating whether a quorum is present with the disclosure on page 7 that broker non-votes will be considered present for purposes of determining a quorum.

5. With a view toward reducing confusion for stockholders, please consolidate the penultimate and antepenultimate paragraphs on page 7, and remove the duplicative disclosure.

Additional Information, page 10

6. Refer to prior comment 9. Advise us, with a view toward revised disclosure, of the specific line items of Schedule 14A that the participants intend to satisfy by reference to Broadway Financial's definitive proxy statement through reliance upon Rule 14a-5(c). You must make a clear reference to the particular document containing such information.

Form of Proxy

7. Refer to the following statement preceding proposal 1 on your form of proxy: "By returning this gold proxy card to vote for the election of Antonio Villaraigosa, you will be disenfranchised with respect to the remaining seat up for election at the annual meeting." We note, however, that stockholders may choose to return the gold card withholding a vote from your nominee. Accordingly, please revise to specify that a stockholder returning the gold card will be unable to vote for any of the Company's nominees.

Amendment No. 5 to Schedule 13D

8. We note your response to prior comment 15. In April 2020, you represented to us that the participants had declined to pursue the nomination of a candidate and would not engage in a solicitation. Please provide us with an analysis addressing why your subsequent nomination of a director candidate and your engagement in a solicitation does not constitute a material change within the meaning of Rule 13d-2. Refer to Item 4(d) of Schedule 13D.

*   *   *

Please direct any questions to me at (202) 551-7951. You may also contact Perry Hindin, Special Counsel, at (202) 551-3444.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions